EXHIBIT 99.1

                                                             23 January 2003

Not for release, publication or distribution in, into or from Australia, Canada or Japan





               CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC ("CAT")
                     AND OXFORD GLYCOSCIENCES PLC ("OGS")
          ---------------------------------------------------------
                        PROPOSED MERGER OF CAT AND OGS

The Boards of CAT and OGS announce that they have agreed the terms of a recommended merger to create a leading European biotechnology company combining the key strengths of the two organisations.

Rationale for the Merger

The Merger will create an enlarged entity with greater scientific, organisational and financial resources. In particular:

o the Enlarged Group will have a stronger and broader portfolio, with two approved products, seven additional products in clinical trials and seven pre-clinical products;

o the Merger will significantly strengthen the Enlarged Group's core capabilities in research and development by combining CAT's leading human monoclonal antibody product development expertise with OGS' oncology drug discovery capabilities and target pool and by increasing the breadth of the discovery and pre-clinical portfolios;

o the Enlarged Group will have substantially greater financial strength. This will increase the ability to fund product development to later stages, thereby retaining greater value, and reduce the need for additional capital. Pro-forma net cash was (pound)260.1 million as at 31 December 2002; and

o cost savings based on the removal of duplicated activities have been identified in the areas of corporate overhead, R&D and real estate. These savings are expected to have a cash effect of approximately (pound)10 million in the first full financial year following completion of the Merger*. In addition, further savings are expected from a portfolio review to focus R&D expenditure on the highest quality projects. The results of this review will be announced in November 2003.

Terms of the Merger

The Merger of CAT and OGS will be effected by way of a scheme of arrangement under section 425 of the Companies Act. Upon completion of the Merger, OGS Shareholders will receive:

         for each OGS Share                               0.3620 New CAT Shares

Holders of OGS ADSs will receive:

         for each OGS ADS                                  0.3620 New CAT ADSs

o Based upon CAT's share price of 540.0 pence, being the Closing Price of a CAT Share on 22 January 2003, the last Business Day prior to this announcement, the Merger values each OGS Share at 195.5 pence, and the entire issued and to be issued share capital of OGS at approximately (pound)109.6 million. This represents a premium of 28.2 per cent. over the Closing Price of 152.5 pence per OGS Share.

o Based on the volume weighted average trading price of CAT Shares in the last ten Business Days prior to this announcement of 581.7 pence, the Merger values each OGS Share at 210.6 pence and the entire issued and to be issued share capital of OGS at approximately (pound)118.2 million. This represents a premium of 43.3 per cent. over the volume weighted average trading price of OGS Shares in the last ten Business Days prior to this announcement of 147.0 pence per OGS Share.

o Following completion of the Merger, which is expected to occur in March 2003, and based on the current issued share capital of each company, CAT Shareholders will hold approximately 64.3 per cent. and OGS Shareholders will hold approximately 35.7 per cent. of the issued share capital of CAT.

o CAT has received irrevocable undertakings from those OGS Directors who hold OGS Shares (other than Dr Drakeman**) representing in aggregate 273,843 OGS Shares, or approximately 0.5 per cent. of the issued share capital of OGS, under which they have agreed to vote in favour of the resolutions to implement the Merger.

o CAT has also received non-binding letters of intent to vote in favour of the resolutions to implement the Merger from Invesco Asset Management Limited and Fidelity Investments International Limited in respect of a total of 16,021,763 OGS Shares, representing approximately 28.7 per cent. of the issued share capital of OGS.

o The Merger is subject to the conditions set out in Appendix I, including, amongst other things, the approval of the Merger by shareholders of both CAT and OGS, the obtaining of relevant regulatory consents and the sanction of the Scheme by the Court.

Proposed Board and management team

o Following completion of the Merger, CAT will continue to be chaired by Professor Peter Garland. Peter Chambre and John Aston will remain Chief Executive Officer and Chief Financial Officer respectively.

o Dr David Ebsworth, currently Chief Executive Officer of OGS, will be invited to join the CAT Board as an executive director to assist in the integration process. It is the intention of both CAT and Dr Ebsworth that, after completion of that process, he will remain on the CAT Board as a non-executive director.

o Dr David Glover, who will remain as Chief Medical Officer of CAT, will co-chair the portfolio review of the Enlarged Group with Professor Raj Parekh, currently Chief Scientific Officer of OGS. Professor Parekh will be invited to join the CAT Board as an executive director upon completion of the Merger and it is the intention of both CAT and Professor Parekh that, following the completion of the portfolio review, he will remain on the CAT Board as a non-executive director.

o Dr James Hill, currently a non-executive director of OGS, will be invited to join the CAT Board as a non-executive director.

o Dr Chris Moyses, currently Chief Medical Officer of OGS, and Denis Mulhall, currently Chief Financial Officer of OGS, will be invited to join the CAT Executive Committee.

Professor Peter Garland, Chairman of CAT, commented,

"The Merger with OGS is an important step towards CAT's strategic goal of building a profitable, product-based biopharmaceutical company over the next five years and laying the foundations for rapid revenue and profit growth beyond that point. The Merger will significantly strengthen our core capabilities in therapeutic development, by enhancing our discovery, pre-clinical and clinical development capabilities, while also adding strength and breadth to the product portfolio. The Enlarged Group will also enjoy substantially greater financial strength and greater flexibility in meeting future funding requirements."

Kirk Raab, Chairman of OGS, commented,

"We have previously stated that one of our strategies was to achieve critical mass through merger and acquisition opportunities so as to close the gap in our clinical pipeline. The Merger achieves this, resulting in our shareholders owning approximately 36 per cent. of the Enlarged Group. This means they will benefit from the strengthened opportunities for the combined company."

This summary should be read in conjunction with the full text of the following announcement about the Merger.

A presentation to analysts is taking place today at 12.30 p.m. at The Brewery, Chiswell Street, London EC1Y 4SD. Analysts wishing to attend should contact Graham Herring on +44 20 7067 0700.



Enquiries:

          CAT                 Tel: +44 1223 471 471    OGS                          Tel: +44 1235 208 000
Peter Chambre                                          David Ebsworth
John Aston                                             Denis Mulhall
Rowena Gardner

Merrill Lynch                 Tel: +44 20 7628 1000    Goldman Sachs                Tel: +44 20 7774 1000
Rupert Hill                                            Michael Hill
Andrew Hayes                                           Basil Geoghegan

Cazenove                      Tel: +44 20 7588 2828    Cazenove                     Tel: +44 20 7588 2828
Tony Brampton                                          Julian Cazalet
Louise Littlewood                                      Steve Baldwin

Weber Shandwick Square Mile   Tel: +44 20 7067 0700    Financial Dynamics           Tel: +44 20 7831 3113
Kevin Smith                                            Tim Spratt
Graham Herring                                         Melanie Toyne-Sewell

BMC Communications (US        Tel: +1 212 477 9007     Financial Dynamics           Te1: +1 212 850 5626
Media)                                     ext. 17     (US)
Brad Miles                                             Leslie Wolf-Creutzfeldt
                                                       Deborah Ardern Jones

     Trout Group (US Tel: +1 212 477 9007 Investors) ext. 24 Dana King


         * The expected operating cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings and one-off costs for achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. As a result, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated.

     ** Dr Donald Drakeman, an OGS Director, is also the Chief Executive Officer of Medarex, a competitor of CAT, and has therefore not participated in decisions of the OGS Board relating to the Merger. Accordingly, he has abstained from the recommendation by the OGS Board to OGS Shareholders and from entering into any undertakings regarding voting in favour of the resolutions of the OGS Court Meeting and the OGS EGM required to implement the Merger. All references in this announcement to the unanimous recommendation of the OGS Board should be read accordingly.

     Merrill Lynch is acting for CAT and no one else in connection with the Merger and will not be responsible to anyone other than CAT for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Merger.

     Goldman Sachs International is acting for OGS and no one else in connection with the Merger and will not be responsible to anyone other than OGS for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Merger.

     This announcement is not an offer to sell or an invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction. CAT Shareholders and OGS Shareholders are advised to read carefully the formal merger documentation once it has been despatched.

     Appendix III contains the definitions of terms used in this announcement.

     Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This announcement contains statements about CAT and OGS that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects; (ii) future performance in clinical trials of the product candidates that were developed using CAT's or OGS' technology; (iii) the ability of CAT or OGS and their respective collaborators to commercialise products; (iv) business and management strategies and the expansion and growth of CAT's or OGS' operations; (v) the effects of government regulation on CAT's or OGS' business; (vi) expansion and other development trends of CAT's or OGS' current and future customers and its industry; (vi) acquisitions, including the timing, nature, availability, location and significance of those acquisitions; (vii) costs relating to the integration of the businesses of CAT and OGS; and (viii) costs savings from the Merger.

     These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of CAT or OGS or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding CAT's or OGS' present and future business strategies and the environment in which CAT and OGS will operate in the future.

     The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

     This announcement is not an offer of New CAT Shares into the United States and New CAT Shares will not be registered under the Securities Act or any US State securities laws. CAT intends to issue the New CAT Shares under the Scheme to OGS Shareholders in reliance upon exemptions from the registration requirements of the Securities Act and any US State securities laws and, as a consequence, New CAT Shares to be issued pursuant to the Scheme will not be registered under such legislation. OGS Shareholders who are or will be "affiliates" (as such term is defined under Rule 144 of the Securities
Act) of OGS prior to, or of CAT after, the Effective Date will be subject to certain US transfer restrictions relating to the New CAT Shares received pursuant to the Scheme.

     In addition, no steps have been, or will be, taken to enable the New CAT Shares to be offered in compliance with the applicable securities laws of Canada or Japan and no prospectus in relation to the New CAT Shares has been, or will be, lodged with or registered by the Australian Securities and Investments Commission. Accordingly, the New CAT Shares may not be offered, sold, transferred, resold, delivered or distributed, directly or indirectly, in or into or from Canada, Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of Canada, Japan or Australia).

     Both CAT and OGS have equity securities traded on the London Stock Exchange and NASDAQ. The Panel wishes to draw the attention of those market makers and broker dealers transacting in the securities of CAT and OGS to certain UK dealing disclosure requirements during the offer period pertaining to the Merger. The offer period (in accordance with the City Code, which is published and administered by the Panel) commenced on 23 January 2003.

     The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeror or offeree company. Relevant securities include CAT Shares, CAT ADSs, instruments convertible into CAT Shares or CAT ADSs, OGS Shares, OGS ADSs and instruments convertible into OGS Shares or OGS ADSs. This requirement will apply until the end of the offer period.

     Disclosure should be made on an appropriate form by no later than 12 noon London time on the Business Day following the date of the dealing transaction. These disclosures should be sent to a Regulatory Information Service.

     The Panel requests that those market makers and broker dealers advise those of their clients who wish to deal in the relevant securities of CAT or OGS, whether in the United States or in the UK, that they may be affected by these requirements. If there is any doubt as to their application, the Panel should be consulted (telephone number: +44 20 7382 9026, fax number +44 20 7638 1554).

                                                              23 January 2003

Not for release, publication or distribution in, into or from Australia, Canada or Japan







             CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC ("CAT") AND
                       OXFORD GLYCOSCIENCES PLC ("OGS")
           --------------------------------------------------------
                        PROPOSED MERGER OF CAT AND OGS

1.       Introduction

The Boards of CAT and OGS announce that they have agreed the terms of a recommended merger to create a leading European biotechnology company combining the key strengths of the two organisations.

The sources and bases for the information and the definitions of certain expressions used in this announcement are set out in Appendix II and III respectively.

2.       Summary of the terms of the Merger

The Merger of CAT and OGS will be effected by way of a scheme of arrangement under section 425 of the Companies Act. Upon completion of the Merger, OGS Shareholders will receive:

         for each OGS Share                               0.3620 New CAT Shares

Holders of OGS ADSs will receive:

         for each OGS ADS                                  0.3620 New CAT ADSs

Based upon CAT's share price of 540.0 pence, being the Closing Price of a CAT Share on 22 January 2003, the last Business Day prior to this announcement, the Merger values each OGS Share at 195.5 pence, and the entire issued and to be issued share capital of OGS at approximately (pound)109.6 million. This represents a premium of 28.2 per cent. over the Closing Price of 152.5 pence per OGS Share.

Based on the volume weighted average trading price of CAT Shares in the last ten Business Days prior to this announcement, the Merger values each OGS Share at
210.6 pence and the entire issued and to be issued share capital of OGS at approximately (pound)118.2 million. This represents a premium of 43.3 per cent. over the volume weighted average trading price of OGS Shares in the last ten Business Days prior to this announcement of 147.0 pence per OGS Share.

Following completion of the Merger, which is expected to occur in March 2003, and based on the current issued share capital of each company, CAT Shareholders will hold approximately 64.3 per cent. and OGS Shareholders will hold approximately 35.7 per cent. of the issued share capital of CAT. The name of CAT will be changed in due course as part of management's commitment to building a leading biopharmaceutical company.

The Merger is subject to the conditions set out in Appendix I, including, amongst other things, the approval of the Merger by shareholders of both CAT and OGS, the obtaining of relevant regulatory consents and the sanction of the Scheme by the Court.

3.       Background to and reasons for the Merger

CAT has stated that its goals are to complete the transition to a profitable, product-based biopharmaceutical company over the next five years and to build a broad portfolio of products that will deliver rapid revenue and profit growth beyond that point through a combination of internal development and acquisition.

OGS has stated that its goals are to focus on key objectives including cost reductions and to build critical mass and strengthen its clinical pipeline through appropriate transactions.

The Merger helps both companies to achieve their stated goals by creating an enlarged entity with significantly strengthened discovery and development capabilities and financial resources with which to build its pipeline. In particular:

o the Enlarged Group will have a stronger and broader portfolio, with two approved products, seven additional products in clinical trials and seven pre-clinical products. These are set out below:


Product/Candidate                Partner              Disease                      Phase
-------------------              ------------         -------------------------    ---------------------------------
  Humira/TM                      Abbott               Rheumatoid                   Approved in US; filed for
                                                      arthritis(1)                 approval in Europe
                                                      Juvenile rheumatoid          Phase III
                                                      arthritis
                                                      Crohn's disease              Phase II/III
  Zavesca/TM                      Actelion/Teva       Type I Gaucher disease(2)    Approved in Europe; filed in
                                                                                   Israel and an amended application
                                                                                   to be filed in the US
  CAT-152                        -                    Scarring post glaucoma       Phase III
                                                      surgery
  CAT-192                        Genzyme              Scleroderma                  Phase I/II
  CAT-213                        -                    Allergic disorders           Phase I/II
  J695                           Abbott/Wyeth         Rheumatoid arthritis         Phase II
                                                      Crohn's disease              Phase II
  LymphoStat-BTM                 HGSI                 Systemic lupus               Phase I
                                                      erythematosus
  TRAIL-R1 mAb                   HGSI                 Cancer                       Phase I
--------------------------------------------------------------------------------------------------------------------

                                      7


  OGT 923                        -                    Glycolipid disorders         Phase I
  GC1008                         Genzyme              Fibrotic diseases            Pre-clinical
  OGT 2378                       -                    Cancer                       Pre-clinical
  TRAIL-R2 mAb                   HGSI                 Cancer                       Pre-clinical
  MDX-OGS 001                    Medarex              Cancer                       Pre-clinical
  Undisclosed                    Wyeth                Undisclosed                  Pre-clinical
  Undisclosed                    HGSI                 Undisclosed                  Pre-clinical
  Undisclosed                    Undisclosed          Undisclosed                  Pre-clinical
---------------------------------------------------------------------------------------------------


(1) Also in development for psoriasis, psoriatic arthropathy and ankylosing spondylitis
--------------------------------------------------------------------------------
(2) Also in development for Niemann-Pick Type C, Late-Onset Tay Sachs and Type III Gaucher disease

o the Merger will significantly strengthen the Enlarged Group's core capabilities in R&D by combining CAT's leading human monoclonal antibody product development expertise with OGS' oncology drug discovery capabilities and target pool and by increasing the breadth of the discovery and pre-clinical portfolios. The Enlarged Group will also have both antibody and small molecule discovery capabilities, as well as significantly improved scale in product development resulting from the combination of each company's strengths in pre-clinical, clinical and regulatory activities. The Enlarged Group will benefit from OGS' demonstrated ability to drive products through to approval;

o the Enlarged Group will have substantially greater financial strength. This will increase its ability to fund product development to later stages, thereby retaining greater value, and reduce the need for additional capital. Pro-forma net cash was (pound)260.1 million as at 31 December 2002; and

o cost savings based on the removal of duplicated activities have been identified in the areas of corporate overhead, R&D and real estate. These savings are expected to have a cash effect of approximately (pound)10 million in the first full financial year following completion of the Merger*. In addition, further savings are expected from a portfolio review to focus R&D expenditure on the highest quality projects. The results of this review will be announced in November 2003.

4.       Management and employees

Following completion of the Merger, CAT will continue to be chaired by Professor Peter Garland. Peter Chambre and John Aston will remain Chief Executive Officer and Chief Financial Officer, respectively.

Dr David Ebsworth, currently Chief Executive Officer of OGS, will be invited to join the CAT Board as an executive director to assist in the integration process. It is the intention of both CAT and Dr Ebsworth that, after completion of that process, he will remain on the CAT Board as a non-executive director.

Dr David Glover, who will remain as Chief Medical Officer of CAT, will co-chair the portfolio review of the Enlarged Group with Professor Raj Parekh, currently

Chief Scientific Officer of OGS. Professor Parekh will be invited to join the CAT Board as an executive director upon completion of the Merger and it is the intention of both CAT and Professor Parekh that, following the completion of the portfolio review, he will remain on the CAT Board as a non-executive director.

Dr James Hill, currently a non-executive director of OGS, will be invited to join the CAT Board as a non-executive director.

Dr Chris Moyses, currently Chief Medical Officer of OGS, and Denis Mulhall, currently Chief Financial Officer of OGS, will be invited to join the CAT Executive Committee.

Dr Kevin Johnson, CAT's Chief Technology Officer, will leave the CAT Board on completion of the Merger. He will continue to lead the effort to secure independent financing for the business of patient stratification based on antibody arrays.

It is expected that two of CAT's existing non-executive directors will step down from the Board by the end of 2003.

The CAT Board confirms that the existing contractual employment rights, including pension rights, of the employees of both the CAT Group and the OGS Group will be fully safeguarded following completion of the Merger. Certain OGS Directors are entitled to compensation on termination of or leaving employment following the Effective Date.

Following completion of the Merger, appropriate proposals will be made to participants in the OGS Share Option Schemes to allow the offer of new options over CAT Shares in exchange for the release of existing options over OGS Shares, where practicable.

5.       OGS Shareholder support

CAT has received irrevocable undertakings from those OGS Directors who hold OGS Shares (other than Dr Drakeman**) representing in aggregate 273,843 OGS Shares, or approximately 0.5 per cent. of the issued share capital of OGS, under which they have agreed to vote in favour of the resolutions to implement the Merger.

CAT has also received non-binding letters of intent to vote in favour of the resolutions to implement the Merger from Invesco Asset Management Limited and Fidelity Investments International Limited, in respect of a total of 16,021,763 OGS Shares representing approximately 28.7 per cent. of the issued share capital of OGS.

Neither CAT, nor any of the CAT Directors, nor so far as CAT is aware, any party acting in concert with CAT, owns or controls any OGS Shares or holds options to purchase any OGS Shares or has entered into any derivative referenced to OGS Shares which remains outstanding.

6.       Information on CAT

CAT is a UK-based biotechnology company with advanced technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has created libraries of over 100 billion distinct phage antibodies and applies its proprietary technologies to the discovery and development of human monoclonal antibodies as new treatments for human disease.

CAT has a respected research discovery group, with five products in pre-clinical development, 15 products in discovery and a strong intellectual property position.

CAT's goals are to complete the transition to a profitable, product-based biopharmaceutical company over the next five years and to build a broad portfolio of products that will deliver rapid revenue and profit growth beyond that point. It is intended that these goals will be achieved through the continued strengthening of CAT's product portfolio to create long-term product revenues, balanced with short-term revenues resulting from research collaborations and licensing of its technologies.

HumiraTM, the most advanced CAT-derived human monoclonal antibody, isolated and optimised in collaboration with Abbott Laboratories, has been approved by the FDA for marketing in the US as a treatment for rheumatoid arthritis and was filed by Abbott for approval for marketing in Europe in April 2002. Approval is expected by Abbott in the first half of 2003. Humira is now being developed by Abbott for five further indications. Six further CAT-derived human therapeutic antibodies are at various stages of clinical trials.

CAT has a number of alliances in place with established pharmaceutical and biotechnology companies. Present partners include Abbott Laboratories, Amgen, Chugai, Genzyme, Human Genome Sciences, Merck, Pharmacia and Wyeth Research.

CAT completed its initial public offering and listing on the London Stock Exchange in March 1997, raising (pound)41 million. In April 2000, CAT raised (pound)93 million in a secondary offering. In June 2001, CAT's ADSs commenced trading on NASDAQ.

For the year ended 30 September 2002, CAT reported a loss before taxation of (pound)31.8 million on turnover of approximately (pound)9.5 million. CAT had net assets as at that date of approximately (pound)135.8 million, with net cash and liquid resources of approximately (pound)129.8 million. Based upon CAT's share price of 540.0 pence, being the Closing Price of a CAT Share on 22 January 2003, the last Business Day prior to this announcement, CAT's market capitalisation was approximately (pound)196.3 million.

7.       Information on OGS

OGS is a research and product development company with three distinct business units - Inherited Storage Disorders, proteomics and oncology. In ISD, its most advanced product is ZavescaTM, which has been approved by the European Commission for the treatment of mild to moderate Type I Gaucher disease in patients for whom enzyme replacement therapy is unsuitable. Under the terms of a marketing and distribution agreement, Actelion will market Zavesca worldwide with the exception of Israel. European launch is expected in March 2003. An amended New Drug Application is expected to be filed with the FDA in the first quarter of 2003. In Israel Zavesca will be marketed by Teva, who filed for approval in January 2003. Zavesca is also undergoing further clinical investigations in other glycosphineal storage disorders. Another ISD compound is OGT 923, which has entered Phase I clinical trials.

OGS has a leading proteomics business which has several collaborations with partners including Bayer, GSK, Pfizer, Pioneer Hi-Bred/DuPont and Wyeth. In addition it has a joint venture, Confirmant Limited, to develop the protein atlas of the human genome. OGS receives royalties for licensing its intellectual property in proteomics.

In oncology, OGS is developing a pipeline of projects and has drug discovery and development alliances with Medarex and BioInvent and a drug discovery alliance with NeoGenesis. OGS currently has five discovery projects in oncology.

OGS has stated that its goals are to focus on key objectives including cost reductions and to build critical mass and strengthen the clinical pipeline through appropriate transactions.

OGS completed its initial public offering and listing on the London Stock Exchange in April 1998, raising approximately (pound)27.8 million. In March 2000, OGS raised approximately (pound)32.9 million and in December raised a further (pound)157.4 million in secondary offerings. In December 2000, the OGS ADSs commenced trading on NASDAQ.

For the year ended 31 December 2001, OGS reported a loss before taxation of (pound)28.2 million on turnover of approximately (pound)13.4 million. OGS had net assets as at that date of approximately (pound)194.6 million, with net cash of approximately (pound)176.6 million. On the basis of the Closing Price of an OGS Share of 152.5 pence on 22 January 2003, the last Business Day prior to this announcement, OGS' market capitalisation was approximately (pound)85.0 million.

8.       Current trading of CAT and OGS and prospects for the Enlarged Group

CAT's current trading

Recurring revenues, representing contract research revenues and income from licensing arrangements entered in to prior to the current financial year are expected to be in the range of (pound)3 million to (pound)4 million for the 2003 financial year. Additional revenues may arise from technical and clinical milestone payments and any further licensing or contract research arrangements including extensions to existing arrangements. Cash receipts from collaborators and licensees in the 2003 financial year are expected to be at least comparable to the 2002 financial year.

On 31 December 2002, Abbott Laboratories announced that it had received FDA approval to market Humira for the treatment of rheumatoid arthritis in the US. This approval was received earlier than had been expected and Abbott has stated that it began supplying Humira to pharmacies throughout the US in January 2003. The European Agency for the Evaluation of Medicinal Products ("EMEA") accepted Abbott's submission for Humira for the treatment of rheumatoid arthritis in April 2002, and approval is expected by Abbott in mid-2003. Humira was developed in a collaboration between Abbott and CAT, under which CAT will receive milestone payments based upon approval in the US and Europe and royalties based on Humira sales.

Significant increases in operating costs are expected during the current financial year as compared with the 2002 financial year. This reflects, in particular, an increase in spending on clinical trials on CAT's pipeline of product candidates.

In December 2002, CAT settled patent disputes with MorphoSys and Crucell and announced a cross-licensing arrangement with Xoma. In January 2003, CAT announced an expanded licence agreement with Dyax.

As at 31 December 2002, CAT had net cash and liquid resources of approximately (pound)123.7 million, representing 340.2 pence per CAT ordinary share in issue.

OGS' current trading

In September 2002, OGS announced a reorganisation of its operations and a cost reduction programme. In light of the delays in the approval of Zavesca in the US, the Bridgewater, New Jersey facility was closed. OGS also carried out a review of its UK operations which resulted in redundancies, restructuring and the streamlining of some existing alliances. As from 1 January 2003, OGS has been reorganised into three separate business units; ISD, proteomics and oncology, with the intention of increasing transparency, responsibility and accountability.

In November 2002, OGS announced that the European Commission had granted marketing authorisation for Zavesca, an oral treatment for patients with mild to moderate Type I Gaucher disease for whom enzyme replacement therapy is unsuitable. The existing European marketing agreement with Actelion for Zavesca was also extended to cover the rest of the world, excluding Israel. Zavesca is expected to be launched in Europe in March 2003. In January 2003, Zavesca was filed for approval in Israel by Teva, which has rights to the drug in Israel. Following recent discussions with the FDA, OGS and Actelion intend to submit an amendment to the New Drug Application for Zavesca in the first quarter of 2003. In addition to the US, Actelion intends to file for registration of Zavesca in Japan and will evaluate opportunities in other territories, as appropriate.

OGS has also commenced a Phase I study with OGT 923, bringing a second iminosugar into clinical development for glycosphingolipid storage disorders.

As at 31 December 2002, OGS had net cash of approximately (pound)136.4 million, representing 244.8 pence per OGS ordinary share in issue.

Prospects for the Enlarged Group

Cost savings based on the removal of duplicated activities have been identified in the areas of corporate overhead, R&D and real estate. These savings are expected to have a cash effect of approximately (pound)10 million in the first full financial year following completion of the Merger*. In addition, further savings are expected from a portfolio review to focus R&D expenditure on the highest quality projects. The results of this review will be announced in November 2003. One-off costs relating to the integration of CAT and OGS are expected to be up to (pound)6 million. Management intends to continue OGS' business unit strategy in respect of proteomics and ISD.

9.      Further details of the Merger

The Merger is to be implemented by way of a scheme of arrangement to be effected by OGS under section 425 of the Companies Act and is subject to the conditions set out in Appendix I, including, amongst other things, the approval of the Merger by shareholders of both CAT and OGS, the obtaining of relevant regulatory consents and the sanction of the Scheme by the Court.

It is proposed that, under the Scheme, OGS Shareholders who are on the register of OGS and holders of OGS ADSs at the Scheme Record Time will receive 0.3620 New CAT Shares for each OGS Share and 0.3620 New CAT ADSs for each OGS ADS.

Fractional entitlements to New CAT Shares will be aggregated and sold in the market with the net proceeds distributed pro rata to OGS Shareholders. Fractional entitlements to New CAT ADSs will be dealt with in accordance with the applicable depositary arrangements. CAT Shareholders will retain their shares in CAT. The New CAT Shares and New CAT ADSs to be issued to OGS Shareholders and holders of OGS ADSs pursuant to the Merger will be issued credited as fully paid and will rank pari passu in all respects with the Existing CAT Shares and existing CAT ADSs, including the right to receive all dividends, distributions and other entitlements declared, made or paid by CAT on such shares on or after the date of this announcement.

The Scheme will require approval by OGS Shareholders at the OGS Court Meeting and by CAT Shareholders at the CAT EGM. The approval required at the OGS Court

Meeting is a majority in number of the shareholders who vote at the meeting representing 75 per cent. of the shares voted at the meeting. The Scheme also requires the sanction of the Court and approval separately by a special resolution of the OGS Shareholders to be proposed at the OGS EGM.

Once the necessary approvals have been obtained from the CAT Shareholders and the OGS Shareholders and the relevant conditions have been satisfied or waived, the Scheme will become effective upon the delivery to the Registrar of Companies of a copy of the Order. This is expected to occur in March 2003.

It is intended that the formal documentation relating to the Merger will be despatched to CAT Shareholders, holders of CAT ADSs, OGS Shareholders and holders of OGS ADSs and the OGS Court Meeting, OGS EGM and CAT EGM will be convened, as soon as practicable. This documentation, which will include listing particulars of CAT relating to the New CAT Shares, the notices of the CAT EGM and the OGS EGM and full details of the Scheme, will specify the necessary actions to be taken by CAT Shareholders, holders of CAT ADSs, OGS Shareholders and holders of OGS ADSs.

10.      United States shareholders

This announcement is not an offer of New CAT Shares into the United States and New CAT Shares will not be registered under the Securities Act or any US State securities laws. CAT intends to issue the New CAT Shares under the Scheme to OGS Shareholders in reliance upon exemptions from the registration requirements of the Securities Act and any US State securities laws and, as a consequence, New CAT Shares to be issued pursuant to the Scheme will not be registered under such legislation. OGS Shareholders who are or will be "affiliates" (as such term is defined under Rule 144 of the Securities Act) of OGS prior to, or of CAT after, the Effective Date will be subject to certain US transfer restrictions relating to the New CAT Shares received pursuant to the Scheme.


11.      Settlement, listing and dealing

Application will be made to the UK Listing Authority for the New CAT Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that dealings for normal settlement will commence on the Effective Date. CAT will seek to have the New CAT ADSs to be issued in connection with the Merger quoted on NASDAQ as from the Effective Date. It is expected that the Scheme will become effective in March 2003.

A request will be made to the UK Listing Authority to cancel the listing of the OGS Shares on the Official List and to the London Stock Exchange to cancel the admission to trading of the OGS Shares on the London Stock Exchange's market for listed securities. OGS Shares will cease to be listed on the Official List on the Effective Date. The last day of dealing in OGS Shares on the London Stock Exchange will be the last dealing day before the Effective Date. An application to cancel the quotation of OGS ADSs on NASDAQ and a filing with the SEC to de-register OGS ADSs will be made shortly after the Effective Date. Certificates for New CAT Shares to be held in certificated form will be despatched no later than 14 days after the Effective Date. No certificates for New CAT Shares will be issued in respect of the entitlements of OGS Shareholders who hold their shares in CREST, settlement for which will be made through the applicable CREST procedures.

Further details on settlement, listing and dealing will be included in the documentation to be sent to CAT Shareholders, OGS Shareholders, holders of CAT ADSs and holders of OGS ADSs.

12.      Inducement fee agreement and merger agreement

CAT and OGS have entered into an inducement fee agreement under which each party has agreed to pay the other an amount of approximately (pound)1.1 million by way of compensation if the Merger lapses: (i) following a failure by its shareholders to pass any resolution required to implement the Merger; or (ii) if the relevant party's Board fails to recommend or withdraws or modifies its recommendation of the Merger or fails to take any steps which are necessary to implement the Merger.

CAT and OGS have also entered into a merger agreement which provides that both parties will use their reasonable endeavours to achieve the satisfaction of the conditions set out in paragraph 1 of Appendix I and to meet the timetable for implementation of the Scheme which has been agreed between the parties.

Further details on the inducement fee agreement and the merger agreement will be provided in the formal documentation to be sent to CAT Shareholders, holders of CAT ADSs, OGS Shareholders and holders of OGS ADSs.

13.      Recommendations and undertakings

The CAT Directors, who have received financial advice from Merrill Lynch, consider the terms of the Merger to be fair and reasonable to CAT. In providing its advice Merrill Lynch has relied on the CAT Directors' commercial assessments of the Merger.

Furthermore, the CAT Directors consider the Merger to be in the best interests of CAT Shareholders taken as a whole and, accordingly, the CAT Directors intend unanimously to recommend that CAT Shareholders vote in favour of the resolutions to be proposed at the CAT EGM, as they intend to do in respect of their own beneficial holdings of, in aggregate, 192,155 CAT Shares, representing approximately 0.5 per cent. of the current issued ordinary share capital of CAT.

The OGS Directors (other than Dr Drakeman**), who have been so advised by Goldman Sachs, consider the terms of the Merger to be fair and reasonable. In providing its advice to the OGS Directors, Goldman Sachs has taken into account the OGS Directors' commercial assessments of the Merger. The OGS Directors believe that the terms of the Merger are in the best interests of OGS Shareholders taken as a whole and intend to recommend that OGS Shareholders vote in favour of the resolutions relating to the Merger to be proposed at the OGS Court Meeting and at the OGS EGM, as they have undertaken to do in respect of their own beneficial holdings of, in aggregate, 273,843 OGS Shares, representing approximately 0.5 per cent. of OGS' existing issued share capital.

14.      General

The formal documentation setting out the details of the Merger and the Scheme will be despatched to CAT Shareholders, OGS Shareholders, holders of CAT ADSs and holders of OGS ADSs in due course. The circulars to respective shareholders will include the notices convening the OGS Court Meeting, the OGS EGM and the CAT EGM.


Enquiries:


         CAT                     Tel: +44 1223 471 471  OGS                               Tel: +44 1235 208 000
Peter Chambre                                           David Ebsworth
John Aston                                              Denis Mulhall
Rowena Gardner

Merrill Lynch                    Tel: +44 20 7628 1000  Goldman Sachs                     Tel: +44 20 7774 1000
Rupert Hill                                             Michael Hill
Andrew Hayes                                            Basil Geoghegan

Cazenove                         Tel: +44 20 7588 2828  Cazenove                          Tel: +44 20 7588 2828
Tony Brampton                                           Julian Cazalet
Louise Littlewood                                       Steve Baldwin

Weber Shandwick
Square Mile                      Tel: +44 20 7067 0700  Financial Dynamics                Tel: +44 20 7831 3113
Kevin Smith                                             Tim Spratt
Graham Herring                                          Melanie Toyne-Sewell

BMC
Communications (US               Tel: +1 212 477 9007   Financial Dynamics (US)            Te1: +1 212 850 5626
Media)                                        ext. 17   (US)
Brad Miles                                              Leslie Wolf-Creutzfeldt
                                                        Deborah Ardern Jones

Trout Group (US
Investors)                       Tel: +1 212 477 9007
Dana King                                    ext. 24


     * The expected operating cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings and one-off costs for achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. As a result, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated.

     ** Dr Donald Drakeman, an OGS Director, is also the Chief Executive Officer of Medarex, a competitor of CAT, and has therefore not participated in decisions of the OGS Board relating to the Merger. Accordingly, he has abstained from the recommendation by the OGS Board to OGS Shareholders and from entering into any undertakings regarding voting in favour of the resolutions of the OGS Court Meeting and the OGS EGM required to implement the Merger. All references in this announcement to the unanimous recommendation of the OGS Board should be read accordingly.

     Merrill Lynch is acting for CAT and no one else in connection with the Merger and will not be responsible to anyone other than CAT for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Merger.

     Goldman Sachs International is acting for OGS and no one else in connection with the Merger and will not be responsible to anyone other than OGS for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Merger.

     This announcement is not an offer to sell or an invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction. CAT Shareholders and OGS Shareholders are advised to read carefully the formal merger documentation once it has been despatched.

     Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This announcement contains statements about CAT and OGS that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects; (ii) future performance in clinical trials of the product candidates that were developed using CAT's or OGS' technology; (iii) the ability of CAT or OGS and their respective collaborators to commercialise products; (iv) business and management strategies and the expansion and growth of CAT's or OGS' operations; (v) the effects of government regulation on CAT's or OGS' business; (vi) expansion and other development trends of CAT's or OGS' current and future customers and its industry; (vi) acquisitions, including the timing, nature, availability, location and significance of those acquisitions; (vii) costs relating to the integration of the businesses of CAT and OGS; and (viii) costs savings from the Merger.

     These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of CAT or OGS or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding CAT's or OGS' present and future business strategies and the environment in which CAT and OGS will operate in the future.

     The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

     This announcement is not an offer of New CAT Shares into the United States and New CAT Shares will not be registered under the Securities Act or any US State securities laws. CAT intends to issue the New CAT Shares under the Scheme to OGS Shareholders in reliance upon exemptions from the registration requirements of the Securities Act and any US State securities laws and, as a consequence, New CAT Shares to be issued pursuant to the Scheme will not be registered under such legislation. OGS Shareholders who are or will be "affiliates" (as such term is defined under Rule 144 of the Securities
Act) of OGS prior to, or of CAT after, the Effective Date will be subject to certain US transfer restrictions relating to the New CAT Shares received pursuant to the Scheme.

     In addition, no steps have been, or will be, taken to enable the New CAT Shares to be offered in compliance with the applicable securities laws of Canada or Japan and no prospectus in relation to the New CAT Shares has been, or will be, lodged with or registered by the Australian Securities and Investments Commission. Accordingly, the New CAT Shares may not be offered, sold, transferred, resold, delivered or distributed, directly or indirectly, in or into or from Canada, Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of Canada, Japan or Australia).

     Both CAT and OGS have equity securities traded on the London Stock Exchange and NASDAQ. The Panel wishes to draw the attention of those market makers and broker dealers transacting in the securities of CAT and OGS to certain UK dealing disclosure requirements during the offer period pertaining to the Merger. The offer period (in accordance with the City Code, which is published and administered by the Panel) commenced on 23 January 2003.

     The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeror or offeree company. Relevant securities include CAT Shares, CAT ADSs, instruments convertible into CAT Shares or CAT ADSs, OGS Shares, OGS ADSs and instruments convertible into OGS Shares or OGS ADSs. This requirement will apply until the end of the offer period.

     Disclosure should be made on an appropriate form by no later than 12 noon London time on the Business Day following the date of the dealing transaction. These disclosures should be sent to a Regulatory Information Service.

     The Panel requests that those market makers and broker dealers advise those of their clients who wish to deal in the relevant securities of CAT or OGS, whether in the United States or in the UK, that they may be affected by these requirements. If there is any doubt as to their application, the Panel should be consulted (telephone number: +44 20 7382 9026, fax number +44 20 7638 1554).

APPENDIX I

Conditions to the implementation of the Scheme and the Merger


The Merger will be conditional upon the Scheme becoming unconditional and becoming effective by not later than 30 April 2003 or such later date (if any) as OGS and CAT may agree and the Court may allow.

1.       Conditions of the Scheme

         The Scheme will be conditional upon:

         (a) the approval by a majority in number representing three-fourths in value of the holders of OGS Shares present and voting, either in person or by proxy, at the OGS Court Meeting;

         (b) any resolution or resolutions required to approve and implement the Scheme being passed at the OGS EGM;

         (c) any resolution or resolutions of CAT Shareholders required in connection with the approval of the Merger and implementation of the Scheme being passed at the CAT EGM;

         (d) the admission to the Official List of the New CAT Shares becoming effective in accordance with the Listing Rules and the admission of such shares to the London Stock Exchange's market for listed securities becoming effective or (if CAT and OGS so determine and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Scheme becoming unconditional in all respects (other than in respect of this paragraph 1(d)); and

         (e) the sanction (with or without modification) of the Scheme and confirmation of the reduction of capital involved by the Court, an office copy of the Order being delivered for registration to the Registrar of Companies in England and Wales and registration of the Order confirming the reduction of capital involved in the Scheme with the Registrar of Companies in England and Wales.

2.       Conditions of the Merger

         CAT and OGS have agreed that, subject as stated in paragraph 3 below, the Merger will also be conditional upon, and, accordingly, the necessary action to make the Scheme effective will not be taken unless the following conditions are satisfied or waived as referred to below prior to the Scheme being sanctioned by the Court:

         (a) the Office of Fair Trading indicating in terms reasonably satisfactory to CAT and OGS that it is not the intention of the Secretary of State for Trade and Industry to refer the Merger or any matters arising therefrom to the Competition Commission;

         (b) all authorisations necessary or reasonably considered by CAT and OGS to be material in the context of the Merger for or in respect of the Merger and the implementation of the Scheme having been obtained, in terms and in a form reasonably satisfactory to CAT and OGS and, where the withdrawal of any such authorisations would, in the opinion of both of CAT and OGS (acting reasonably), have a material adverse effect on the Enlarged Group, the Merger or the implementation of the Scheme, these remaining in full force and effect, and no intimation of an intention to revoke or not renew any of these having been received, and all necessary notifications, filings and applications (including such notifications, filings and applications as may be required to national or supranational merger authorities) having been made and all applicable waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all necessary statutory and regulatory obligations in connection with the Merger and the implementation of the Scheme in any jurisdiction having been complied with;

         (c) no relevant authority having taken, instituted, implemented or threatened (and there not continuing to be outstanding) any action, proceeding, suit, investigation, enquiry or reference or having enacted, made or proposed any statute, regulation or order, or taken any other step that would or might in any respect be material to the OGS Group or the CAT Group to:

                (i) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider OGS Group or the Wider CAT Group of all or any portion of their respective businesses, assets (including shares) or properties; or

                (ii) (other than in relation to matters fairly disclosed by OGS to CAT regarding the OGS Group or by CAT to OGS regarding the CAT Group prior to 23 January 2003) require any member of either the Wider CAT Group or the Wider OGS Group to subscribe for or acquire, or to make an offer to acquire any shares or other securities in any member of either the Wider CAT Group or the Wider OGS Group owned by any third party; or

                (iii) (other than in relation to matters fairly disclosed by OGS to CAT regarding the OGS Group or by CAT to OGS regarding the CAT Group prior to 23 January 2003) impose any limitation on the ability of any member of the Wider OGS Group or the Wider CAT Group to conduct their respective businesses or to own or control their respective assets or properties; or

                (iv) make the Merger or the Scheme or its implementation illegal, void or unenforceable in or under the laws of any jurisdiction or otherwise materially restrict, delay or interfere with the Merger or the Scheme or require material amendment to the terms of the Merger or the Scheme;

         (d) other than as fairly disclosed by OGS to CAT regarding the OGS Group or by CAT to OGS regarding the CAT Group prior to 23 January 2003, there being no provision of any arrangement, agreement, licence or other instrument to which any member of the Wider OGS Group or the Wider CAT Group is a party or by or to which any member of the Wider OGS Group or the Wider CAT Group may be bound or is subject which would or might in the opinion of CAT and OGS (acting reasonably) result, to an extent which is material in the context of the OGS Group or the CAT Group, in:

                (i) any moneys borrowed or other indebtedness or liabilities actual or contingent of any member of the Wider OGS Group or the Wider CAT Group being or becoming repayable or capable of being declared repayable prior to their stated maturity date; or

                (ii) any such arrangement, agreement, licence or instrument being terminated or modified, or any adverse effect arising thereunder; or

                (iii) the interests of CAT or OGS or any member of the Wider OGS Group or the Wider CAT Group with any other person, firm, company or body being terminated, modified or affected; or

                (iv) any asset, property or interest of, or any asset the use of which is enjoyed by, any member of the Wider OGS Group or the Wider CAT Group being or falling to be disposed of, or charged in any manner whatsoever, or ceasing to be available to any member of the Wider OGS Group, or the Wider CAT Group or any right arising under which any such asset, property or interest could be required to be disposed of, or could cease to be available to any member of the Wider OGS Group or the Wider CAT Group otherwise than in the ordinary course of business; or

                (v) the creation or assumption of any liabilities (whether actual, contingent or prospective) by any member of the Wider OGS Group or the Wider CAT Group; or

                (vi) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider OGS Group or the Wider CAT Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable; or

                (vii) the financial or trading position or the value of any member of the Wider OGS Group or the Wider CAT Group being prejudiced or adversely affected; or

                (viii) any member of the Wider OGS Group or the Wider CAT Group being required to acquire any shares in any member of the Wider OGS Group or the Wider CAT Group owned by any third party, in each case in consequence of the Merger or the Scheme, and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit, franchise or other instrument, could reasonably be expected to result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this paragraph 2(d), in each case in consequence of the Merger or the Scheme;

         (e) CAT not having discovered regarding OGS, and OGS not having discovered regarding CAT that:

                (i) any adverse financial, business or other information in relation to circumstances existing prior to 23 January 2003 and which is material in the context of the relevant group has not been publicly disclosed by the relevant group or otherwise fairly disclosed prior to such date (in the case of such information regarding
                         CAT) by CAT to OGS and (in the case of such information regarding OGS) by OGS to CAT; or

                (ii) any financial, business or other information which has been publicly disclosed at any time by any member of the relevant group or otherwise fairly disclosed prior to 23 January 2003 (in the case of such information regarding CAT) by CAT to OGS and (in the case of such information regarding OGS) by OGS to CAT is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein complete and not misleading, and which in any such case is adverse and material in the context of the relevant group; or

                (iii) any member of the relevant group is subject to any liability (contingent or otherwise) which has not been disclosed or reflected in the last published audited consolidated accounts of its group or publicly disclosed pursuant to the Listing Rules or otherwise prior to 23 January 2003 or otherwise fairly disclosed prior to such date by OGS to CAT and which is material in the context of the OGS Group or by CAT to OGS and which is material in the context of the CAT Group;

         (f)  (i)        unless publicly announced by CAT pursuant to the
                         Listing Rules or otherwise prior to 23 January 2003 or otherwise fairly disclosed by CAT to OGS prior to such date no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider CAT Group is a party (whether as plaintiff or defendant or otherwise), in each case which is material and adverse in the context of the CAT
                         Group, having been instituted or threatened or remaining outstanding; or

                (ii) since 30 September 2002, being the date to which the latest audited report and accounts of CAT were made up, and unless publicly announced by CAT pursuant to the Listing Rules or otherwise publicly announced by CAT prior to 23 January 2003 or otherwise fairly disclosed prior to such date by CAT to OGS, there having been no material adverse change in the business, financial or trading position of the CAT Group;

         (g)  (i)        unless publicly announced by OGS pursuant to the
                         Listing Rules or otherwise prior to 23 January 2003 or otherwise fairly disclosed by OGS to CAT prior to such date, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider OGS Group is a party (whether as plaintiff or defendant or otherwise), in each case which is material and adverse in the context of the OGS
                         Group, having been instituted or threatened or remaining outstanding; or

                (ii) since 31 December 2001, being the date to which the latest audited report and accounts of OGS were made up, and unless publicly announced by OGS pursuant to the Listing Rules or otherwise prior to 23 January 2003 or otherwise fairly disclosed prior to such date by OGS to CAT, there having been no material adverse change in the business, financial or trading position of the OGS Group;

         (h) other than as publicly announced by CAT or OGS pursuant to the Listing Rules or otherwise prior to 23 January 2003 or as contemplated by the Scheme or as otherwise fairly disclosed prior to such date by CAT to OGS regarding the CAT Group or by OGS to CAT regarding the OGS Group, no member of the CAT Group, since 30 September 2002, and no member of the OGS Group, since 31 December 2001, being the dates to which the respective latest audited report and accounts of CAT and OGS were made up, having:

                (i) issued or agreed to issue, or authorised or proposed the issue, of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities ("Securities") (save as between CAT and OGS respectively and their respective wholly-owned subsidiaries or for options granted, and any shares in CAT or OGS respectively issued upon exercise of options granted prior to 23 January 2003, under or pursuant to the CAT Share Schemes or the OGS Share Option Schemes or as agreed between CAT or OGS from time to time and save, in the case of CAT, for the issue of Securities representing or convertible into ordinary shares in CAT which are issued in connection with or relate to any commercial agreement with a third party and which do not exceed, in aggregate, 5 per cent. of CAT's current issued share capital) or redeemed, purchased, repaid or reduced any part of its shares or other securities (or agreed to do so) to an extent which (save in the case of any such issue, authorisation, proposal, redemption, purchase or reduction by CAT or OGS respectively) is material in the context of the CAT Group or OGS Group, as the case may be; or

                (ii)     except for:

                         (a) transactions between one wholly-owned member of the relevant group and another such member;

                         (b)   (in the case of OGS) the Scheme; and

                         (c) (in the case of CAT) the disposal of the business of patient stratification based on antibody arrays,

                authorised or proposed or announced its intention to propose any merger or any change in its share or loan capital or (other than in the ordinary course of business) any acquisition or disposal of assets or shares which is material in the context of the CAT Group or OGS Group, as the case may be; or

                (iii)    (other than transactions between one wholly-owned
                          member of the relevant group and another such member and, in the case of CAT, the disposal of the business of patient stratification based on antibody arrays) entered into or varied any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) (or agreed to do so) which is of a long term or unusual or onerous nature and which is material in the context of the CAT Group or OGS Group, as the case may be, or which involves or could involve an obligation of a nature or magnitude which is material in the context of the CAT Group or OGS Group, as the case may be; or

                (iv) issued or proposed the issue of any debentures or, save in the ordinary course of business, incurred or increased (or agreed to incur or increase) any indebtedness or contingent liability of an aggregate amount which might materially and adversely affect the CAT Group or OGS Group, as the case may be; or

                (v) (in the case of CAT or OGS only) recommended, declared, made or paid, or proposed the declaration, paying or making of any dividend, bonus or other distribution whether payable in cash or otherwise; or

                (vi) entered into or varied or made any offer (which remains open for acceptance) to enter into or vary the terms of, any contract, agreement or arrangement with any of the directors or senior executives of any member of the relevant group which would be material in the context of the OGS Group or the CAT Group, as the case may be; or

                (vii) (other than transactions between any wholly-owned member of the OGS Group and another such member and other than pursuant to the Scheme or the Merger), entered into, implemented, effected, authorised, proposed or announced its intention to enter into, implement, effect or authorise any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the OGS Group which would be material in the context of the OGS Group; or

                (viii) (other than transactions between any wholly-owned member of the CAT Group and another such member and other than pursuant to the Scheme or the Merger), entered into, implemented, effected, authorised, proposed or announced its intention to enter into, implement, effect or authorise any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the CAT Group which would be material in the context of the CAT Group; or

                (ix) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction; or

                (x) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

                (xi) waived or compromised any claim other than in the ordinary course of business which waiver or compromise is material in the context of the OGS Group or the CAT Group, as the case may be; or

                (xii) (in the case of CAT or OGS only) made any alteration to its memorandum or articles of association which would be material in the context of the OGS Group or the CAT Group, as the case may be; or

                (xiii) entered into any contract, agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this paragraph (h);

         (i) CAT not having discovered regarding OGS, and OGS not having discovered regarding CAT:

                (i) that, save as fairly disclosed to CAT by OGS regarding the OGS Group or to OGS by CAT regarding the CAT Group prior to 23 January 2003, any past or present member of the relevant group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance reasonably or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be reasonably likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the relevant group which would be material in the context of the relevant group; or

                (ii) that save as fairly disclosed to CAT by OGS regarding the OGS Group or to OGS by CAT regarding the CAT Group prior to 23 January 2003, there is, or is reasonably likely to be, any liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the relevant group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or otherwise which would be material in the context of the relevant group; or

                (iii) that, save as fairly disclosed to CAT by OGS regarding the OGS Group or to OGS by CAT regarding the CAT Group prior to 23 January 2003, circumstances exist whereby a person or class of persons is proposing to bring a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the relevant group which would be material and adverse in the context of the relevant group.

         For the purpose of these conditions:

         (a) "authorisations" means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, permissions, advices and approvals; and

         (b) "relevant authority" means any central bank, government, government department or governmental, quasi governmental, supranational, statutory, regulatory or investigative body, court, stock exchange, trade agency, association, institution or professional or environmental body or any other similar person or body whatsoever in any relevant jurisdiction.

3. Subject to paragraph 4 below, CAT and OGS, acting together, may waive all or any of the conditions contained in paragraphs 2(a), (b), (c) and
         (d). CAT reserves the right (but shall be under no obligation) to waive all or any of the conditions contained in paragraph 2(g) above, and in paragraphs 2(e), (h) and (i) above (in so far as they relate to OGS), in whole or in part, and OGS reserves the right (but shall be under no obligation) to waive all or any of the conditions in paragraph 2(f) above, and in paragraphs 2(e), (h) and (i) above (in so far as the relate to CAT), in whole or in part, for the purposes of the Merger and the Scheme.

4. OGS shall only be entitled to invoke a condition in circumstances where it would be able to invoke the condition if it were an offeror for CAT in an offer governed by the City Code.

5. Save with the consent of the Panel, the Merger will lapse and the Scheme will not proceed if, before the date of the OGS Court Meeting, there is a reference to the Competition Commission.

APPENDIX II

Bases and sources of information


1.       General

Unless otherwise stated, financial information on CAT and OGS and their respective groups has been extracted without material adjustment from the published audited annual report and accounts and, where appropriate, interim statements of the relevant group for the relevant period.

2.       Net cash of CAT and OGS

The amount of net cash and liquid resources of CAT and OGS as at 31 December 2002 of (pound)123.7 million and (pound)136.4 million respectively has been taken from internal management information of CAT and OGS respectively.

3.       Share capital of CAT

References to the issued share capital of CAT are to its issued share capital as at 22 January 2003 of 36,352,686 shares.

4.       Share capital of OGS

References to the issued share capital of OGS are to its issued share capital as at 22 January 2003 of 55,729,534 shares.

References to the issued and to be issued share capital of OGS are to 56,082,073 OGS Shares as at 22 January 2003 at a price of 195.5 pence per OGS Share, and where based on the volume weighted average trading price, to 56,151,126 OGS Shares at a price of 210.6 pence.

5.       Volume weighted average trading prices

The volume weighted average trading prices of CAT Shares and OGS Shares in the last ten Business Days prior to this announcement have been sourced from Bloomberg.

APPENDIX III
Definitions



"Abbott Laboratories" or "Abbott"    Abbott GmbH & Co. KG.

"Actelion"                           Actelion Pharmaceuticals Ltd.

"Admission"                          the admission of the New CAT Shares to the
                                     Official List becoming effective in
                                     accordance with the Listing Rules and the admission of such shares to the London
                                     Stock Exchange's market for listed
                                     securities becoming effective.

"ADR"                                an American depositary receipt.

"ADS"                                an American depositary share.

"Amgen"                              Amgen Inc.

"Australia"                          the Commonwealth of Australia, its states,
                                     territories and possessions and all areas subject to its jurisdiction or any political sub-division thereof.

"Bayer"                              Bayer AG.

"Board" the board of directors of CAT or OGS, as the context requires.

"Business                            Day" a day (not being a Saturday or Sunday)
                                     when banks generally are open in the City of London for the transaction of general banking business, other than for the settlement of the Euro.

"Canada" Canada, its provinces, territories and possessions and all areas subject to its jurisdiction or any political subdivision thereof.

"CAT"                                Cambridge Antibody Technology Group plc.

"CAT ADSs"                           ADSs of CAT, each of which represents one
                                     Existing CAT Share.

"CAT Board"                          the board of directors of CAT.

"CAT Directors"                      the directors of CAT.

"CAT EGM" the extraordinary general meeting of CAT to be convened to consider any resolutions to approve and implement the Merger, including any adjournment thereof.

"CAT Group"                          CAT and its subsidiary undertakings.

"CAT Shareholders"                   the holders of Existing CAT Shares.

"CAT Shares"                         the Existing CAT Shares and the New CAT
                                     Shares.

"CAT Share Schemes"                  the CAT Share Option Scheme, the CAT
                                     Unapproved Share Option Scheme, the
                                     CAT Executive Share Option Scheme, the CAT
                                     Company Share Option Plan, the CAT Group plc, Inland Revenue Approved Share
                                     Ownership Plan and the proposed CAT Group
                                     Executive Incentive Plan.

"certificated" or "in certificated   where a share or other security is not in
form"                                uncertificated form.

"Chugai"                             Chugai Pharmaceutical Co., Ltd.

"City Code"                          the City Code on Takeovers and Mergers.

"Closing Price"                      the closing price of the relevant  share
                                     as derived from the Daily  Official
                                     List.

"Companies Act"                      the Companies Act 1985.

"Court"                              the High Court of Justice in England and
                                     Wales.

"CREST" the computerised settlement system to facilitate the transfer of title to shares in uncertificated form, operated by CRESTCo.

"CRESTCo"                            CRESTCo Limited.

"Crucell"                            Crucell Holland BV.

"Daily Official List"                the Daily Official List of the London
                                     Stock Exchange.

"DuPont"                             E. I. DuPont de Nemours & Co.

"Dyax"                               Dyax Corporation.

"Effective Date"                     the date on which the Scheme becomes
                                     effective and the Merger completes.

"Enlarged Group"                     CAT and its subsidiary undertakings
                                     following completion of the Merger.

"Existing                            CAT Shares" the existing unconditionally
                                     allotted or issued and fully paid ordinary shares of 10 pence each in CAT and any further such shares which are unconditionally allotted or issued
                                     (including pursuant to the exercise of
                                     options under the CAT Share Schemes) before the Effective Date.

"FDA"                                the US Food and Drug Administration.

"Genzyme"                            Genzyme Corporation.

"GLSD"                               Glycolipid Storage Disorders.

"Goldman Sachs"                      Goldman Sachs International.

"Group"                              the CAT Group or the OGS Group, as the
                                     context requires.

"GSK"                                GlaxoSmithKline plc.

"Human Genome Sciences" or "HGSI"    Human Genome Sciences, Inc.

"ISD"                                Inherited Storage Disorders.

"Japan"                              Japan, its cities, prefectures,
                                     territories and possessions.

"Listing Rules"                      the Listing Rules of the UK Listing
                                     Authority.

"London Stock Exchange"              the London Stock Exchange plc or its
                                     successor(s).

"Merck"                              Merck & Co., Inc.

"Merger"                             the proposed merger of OGS with CAT, to
                                     be effected by way of the Scheme.

"Merrill Lynch"                      Merrill Lynch International.

"MorphoSys"                          MorphoSys AG.

"NASDAQ"                             the NASDAQ Stock Market, Inc.

"New CAT ADSs" the CAT ADSs proposed to be issued credited as fully paid pursuant to the Merger, each of which represents one New CAT Share.

"New CAT Shares" the ordinary shares of 10 pence each in the capital of CAT proposed to be issued, credited as fully paid pursuant to the Scheme and the Merger.

"Official List"                      the Official List of the UK Listing
                                     Authority.

"OGS"                                Oxford GlycoSciences Plc.

"OGS ADSs"                           the ADSs of OGS, each of which represents
                                     one OGS Share.

"OGS Court Meeting" the meeting of OGS Shareholders to be convened by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve the Scheme, including any adjournment thereof.

"OGS Directors"                      the directors of OGS.

"OGS EGM" the extraordinary general meeting of OGS to be convened to consider any resolutions to approve and implement the Scheme and the Merger, including any adjournment thereof.

"OGS Group"                          OGS and its subsidiary undertakings.

"OGS Shareholders"                   the holders of OGS Shares.

"OGS Shares" the existing unconditionally allotted or issued and fully paid ordinary shares of 5p each in OGS and any further such shares which are unconditionally allotted or issued (including pursuant to the exercise of options under the OGS Share Option Schemes) before the Effective Date.

"OGS Share Option Schemes" the Oxford GlycoSciences Executive Share Option Scheme, the Oxford GlycoSciences Sharesave Scheme, the Oxford GlycoSystems Plc 1994 Share Option Scheme and the Oxford GlycoSystems Limited 1989 Share Option Scheme.

"Order" the order of the Court sanctioning the Scheme under section 425 of the Companies Act and confirming the reduction of capital of OGS pursuant to the Scheme under section 137 of the Companies Act.

"Panel"                              the Panel on Takeovers and Mergers.

"Pfizer"                             Pfizer, Inc.

"Pharmacia"                          Pharmacia P-L Biochemicals, Inc.

"Pioneer Hi-Bred"                    Pioneer Hi-Bred International, Inc.

"R&D"                                research and development.

"Scheme"                             the proposed scheme of arrangement under
                                     section 425 of the Companies Act between OGS and the OGS Shareholders (details of which are set out in paragraph 9 of this announcement) to give effect to the Merger, with, or subject to, any modification, addition or condition approved or imposed by the Court and agreed by CAT and OGS.

"Scheme Record Time"                 6.00 p.m. on the last Business Day before
                                     the Effective Date.

"SEC"                                the US Securities and Exchange Commission.

"Securities Act"                     the US Securities Act of 1933, as amended.

"Substantial Interest"               a direct or indirect  interest in 20 per
                                     cent. or more of the voting equity
                                     capital of an undertaking.

"Teva"                               Teva Pharmaceuticals Industries Limited.

"uncertificated" or "in              recorded on the relevant register of the
uncertificated form"                 share or security concerned as
                                     being in uncertificated form in CREST and title to which may be transferred by means of CREST.

"United Kingdom" or "UK"             the United Kingdom of Great Britain and
                                     Northern Ireland.

"UK Listing Authority" the Financial Services Authority acting in its capacity as the competent authority for the purposes of
                                     Part VI of the Financial Services and
                                     Markets Act 2000.

"United States" or "US" the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction and any political subdivision thereof.

"Wider CAT Group" CAT and the subsidiaries and subsidiary undertakings of CAT and associated undertakings, including any joint venture, partnership, firm or company in which any member of the CAT Group is interested or any undertaking in which CAT and such undertakings (aggregating their interests) have a Substantial Interest.

"Wider OGS Group" OGS and the subsidiaries and subsidiary undertakings of OGS and associated undertakings, including any joint venture, partnership, firm or company in which any member of the OGS Group is interested or any undertaking in which OGS and such undertakings (aggregating their interests) have a Substantial Interest.

"Wyeth Research" or "Wyeth"          Wyeth Ayerst Research, a division of Wyeth
                                     Pharmaceuticals, Inc.

"Xoma"                               Xoma Technology Limited and Xoma Ireland
                                     Limited.

For the purposes of this announcement, subsidiary, subsidiary undertaking, undertaking and associated undertaking have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act).

END